Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Everyware Global, Inc.

Lancaster, Ohio

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2014, relating to the consolidated financial statements of Everyware Global, Inc., which are contained in that Prospectus for the years ended December 31, 2013 and 2012.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, New York

October 29, 2014

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.